

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 23, 2011

Via Facsimile
Mr. Frank Cesario
Chief Financial Officer
Nanophase Technologies Corporation
1319 Marquette Drive
Romeoville, IL 60446

      Re: **Nanophase Technologies Corporation**
              Form 10-K for the Fiscal Year Ended December 31, 2010
              Filed March 22, 2011
              File No. 0-22333

Dear Mr. Cesario:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ John Cash

                            John Cash
                            Accounting Branch Chief